Mail Stop 3628


July 15, 2005


VIA FACSIMILE (414) 273-5198 and U.S. Mail

Patrick S. Murphy, Esq.
Godfrey & Kahn, S.C.
780 N. Water Street
Milwaukee, WI 53202
(414) 273-3500

Re:	Luxemburg Bancshares, Inc.
      Preliminary Schedule 14A
      Filed June 14, 2005
      File No. 000-22471

      Schedule 13E-3
      Filed June 14, 2005
      File No. 005-52821

Dear Mr. Murphy:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. It appears that a typographical error occurred with respect to the numbering and subtitles of the Terms of the Transaction requirement. Please revise this disclosure in accordance with
Item 1004 of Regulation M-A.

Schedule 14A

General

2. Please consider including an exhibit index to identify the exhibits included with the information statement.

3. In your supplemental response, confirm to us that your information statement will be provided to your shareholders at least 20 calendar days prior to the earliest date on which the corporate action may be taken to effect the reverse stock split in accordance with Rule 14c-2(b) and Rule 13e-3(f)(i).

4. We note that your document pages are not enumerated. The numbers referenced herein refer to the page numbers of the EDGAR printout.

Background of the Split Transaction, page 12

5. Please revise your disclosure to identify the alternative methods of effecting a going private transaction, the issues related to a going-private transaction and various legal matters, and the issues relating to a going private transaction and various structures of a potential going private transaction discussed at the November 23,2004, January 11, 2005, and February 8, 2005 meetings, respectively. Please disclose the consideration given to these matters by the board and all conclusions reached by board members at those various meetings. We note your disclosure on page 16 regarding the various alternative structures considered.

Luxemburg`s Position as the Fairness of the Split Transaction,
Page 16

6. Please expand to clarify what consideration the board gave to going concern value and historical market price. For example, we note from 19 that the board considered going concern value but it remains unclear how this supported the determination. Further, your discussion of the factors considered in determining fairness must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2, paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and
Item 1015 of Regulation M-A.

Valuation of Financial Advisors; Fairness Opinion, page 20

7. Please explain, in plain English, the difference between control premium and acquisition premium. Explain how the "addition of a control premium assures that fair value includes no inherent minority discounts, and allows full proportionate value for each share." Further, provide the explanation for the advice you received that if your "use of the control premium was to eliminate a minority share discount, then [your] analysis should include one."

8. Please remove the financial advisor disclaimer found on page
21. Alternatively, provide us with your analysis in a supplemental response as to why such a disclaimer is appropriate in this Rule
13e-3 transaction filing.

9. We note the reference to projections and financial forecasts provided to the fairness advisor for use in valuing the shares. We note that you disclose some financial forecasts and projections of Luxemburg prepared by its management. You should also describe the material assumptions underlying them. Please confirm to us, in a supplemental response that the entirety of forecasts and
projections provided to Ryan Beck have been disclosed.   We note
your reference to projections on pages 21 and 26.

Financing of the Split Transaction, page 35

10. We note that you have received a commitment from an independent financial institution to provide the subordinated debt facility, which is not subject to any material conditions. Please revise your disclosure to include a summary of the loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and any other material terms or conditions of the loan. Further, briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state. Please see Item 10 of Schedule 13E-3 and Item 1007 of Regulation M-A.

Financial Information, page 42

11. Please be sure to update your disclosure to incorporate by reference the financial information contained in your most recent annual or quarterly reports that you file under the Exchange Act prior to finalizing your Schedule 13E-3 and to further update your disclosure as appropriate.

Forward Looking Statements, page 48

12. We reference your statement that you undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligation to promptly disseminate disclosure of material changes to the material required to be filed. See Rule 13e-3(f)(iii). Please revise or delete.

Where You Can Find More Information

13. Please note that the address of the SEC has changed to 100 F
Street, N.E., Washington, DC 20549. Please revise your document accordingly.

Proxy Card

14. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Please revise to allow shareholders to separately vote on the reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split of the common shares, or explain why, based on our telephone interpretation, separation is not required.

Form 10KSB/A for the fiscal year ended December 31, 2004 and Form
10-QSB for the fiscal period ended March 31, 2005

15. Please revise your Form 10-KSB/A for the year ended December
31, 2004 and your Form 10-QSB for the quarter ended March 31, 2005 to include a comprehensive discussion of the terms of the memorandum of understanding that your subsidiary bank entered into with the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions on December 21, 2004.

16. We note that you recorded an additional charge of $500,000 to your loan loss provision in the second quarter of 2004 as required by banking regulators and amended your Forms 10-QSB for the second and third quarters of 2004 as a result. Tell us how you concluded in
Item 8A of your 2004 Form 10-KSB that this restatement did not reflect a material weakness in your disclosure controls and procedures and call into question your assertions on the effectiveness of your disclosure controls or procedures as of the end of the periods impacted in 2004.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions please contact me at (202) 551-
3257 or by facsimile at (202) 772-9207.

Very truly yours,


Celeste Murphy
Special Counsel
Office of Mergers & Acquisitions